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File No. 82-34816
February 22, 2006


SEC MAIL
RECEIVED
PROCESSING
MAR - 3 2006
WASH, DC
199
SECTION

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Acquisition by the Company of its Own Shares (Dated February 9, 2006)
- Notice of Completion of Acquisition by the Company of its Own Shares (Dated February 10, 2006)
- Notice of Personnel Change (Dated February 10, 2006)
- Comment on media report concerning development in the Minato Mirai 21 District (Dated February 20, 2006)

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)


SEC MAIL
RECEIVED
PROCESSING
MAR - 3 2006
WASH, D.C.
199
SECTION

File No. 82-34816

February 9, 2006

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Acquisition by the Company of its Own Shares

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on February 9, 2006, resolved that the Company would acquire its own shares pursuant to Article 211-3 of the Commercial Code of Japan (the "Commercial Code"), as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   On October 1, 2004, the Company was established through a method of share-for-share exchange (*kyodo kabushiki iten*) by SEGA CORPORATION ("Sega") and Sammy Corporation, as their holding company. Consequently, part of the shares of the Company have been held by its subsidiary Sega, which shall dispose of the same pursuant to Article 211-2, paragraph 2 of the Commercial Code. Hence, the Company will acquire its own shares held by Sega pursuant to Article 211-3, paragraph 1, item 1 of the Commercial Code.

   The Company will effectively utilize the shares so acquired to carry out its capital policy with agility in the future.

2. Details of the acquisition:

   (1) Class of shares to be acquired: Shares of common stock of the Company

   (2) Total number of shares to be acquired: 9,033,710 shares
   (Ratio thereof to the total number of issued shares: 3.19%)

   (3) Acquisition price: Closing price on the market established by the Tokyo Stock Exchange as of February 9, 2006

(4)	Aggregate acquisition prices:	JPY 39,748,324,000
(5)	Assignor:	SEGA CORPORATION
(6)	Method of acquisition:	Negotiated transaction by concluding a stock sales contract
(7)	Date of acquisition:	February 9, 2006

(For reference)

Number of its own shares held by the Company as of December 31, 2005:

Total number of issued shares:	283,177,230 shares
Own shares held by the Company:	22,213,067 shares

- END -

(Translation)

File No. 82-34816
February 10, 2006

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Completion of Acquisition by the Company of its Own Shares

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") has completed the acquisition of its own shares as resolved at the meeting of its Board of Directors held on February 9, 2006, as described below:

Description

1. Total number of shares acquired: 9,033,710 shares

2. Aggregate acquisition prices: JPY 39,748,324,000

(For reference) Particulars of the resolution for the acquisition by the Company of its own shares (February 9, 2006)

(1) Class of shares to be acquired:	Shares of common stock of the Company
(2) Total number of shares to be acquired:	9,033,710 shares (Ratio thereof to the total number of issued shares: 3.19%)
(3) Acquisition price:	Closing price on the market established by the Tokyo Stock Exchange as of February 9, 2006
(4) Aggregate acquisition prices:	JPY 39,748,324,000
(5) Assignor:	SEGA CORPORATION
(6) Method of acquisition:	Negotiated transaction by concluding a stock sales contract
(7) Date of acquisition:	February 9, 2006

- END -

(Translation) **File No. 82-34816**

February 10, 2006

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Personnel Change

It is hereby notified that SEGA SAMMY HOLDINGS INC. will make a personnel change as of February 19, 2006, as described below:

1. Personnel change
   (as of February 19, 2006)

New Title	Name	Former Title
Resignation	Keiichiro Hashimoto	Senior Managing Director
Senior Executive Officer, Secretary for Administration Division and Audit Office of the Company Senior Managing Director of Sammy Corporation	Tadashi Ishida	Senior Executive Officer, Alternate Secretary for Administration Division and Audit Office of the Company Senior Managing Director of Sammy Corporation

- END -

(Translation)

File No. 82-34816

February 20, 2006

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Comment on media report concerning development in the Minato Mirai 21 District

Notice is hereby given that SEGA CORPORATION, a subsidiary of SEGA SAMMY HOLDINGS INC.(the "Company"), is considering the development of an entertainment facility in Minato Mirai 21 District of the City of Yokohama, Kanagawa Prefecture. However, the information contained in a February 20th media article, which reported a development in the number 55, 56, 57, and 58 blocks of the Yokohama's Central District, is not based on an official announcement by the Company, SEGA CORPORTION, or the City of Yokohama.

SEGA CORPORATION has gained approval as an institution planning to conduct business in the number 55 and 56 blocks of the Minato Mirai 21 District. A petition to develop the number 57 and 58 blocks of the same district has been submitted by SEGA CORPORATION and is currently being evaluated by the City of Yokohama.

The Company plans to release additional details regarding this matter when they are available.

- END -